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                                                                    EXHIBIT 99.2

                                 GIFT INSTRUMENT
                               CHARITABLE GIFT TO
                    SECURITY SAVINGS CHARITABLE FOUNDATION


      Security Savings Charitable Foundation, Hazleton, Pennsylvania (the "Company"), desires to make a gift of its common stock, par value $.01 per share to Security Savings Charitable Foundation (the "Foundation"), a nonprofit corporation organized under the laws of the State of Delaware. The purpose of the donation is to establish a bond between Security of Pennsylvania Financial Corp. and the community in which it and its affiliates operate to enable the community to share in the potential growth and success of the Company and its affiliates over the long term. To that end, Security of Pennsylvania Financial Corp. now gives, transfers, and delivers to the Foundation __________ shares of its common stock, par value $.01 per share, for consideration of $.01, per share, or total consideration of $_________ subject to the following conditions:

      1. The Foundation shall use the donation solely for charitable purposes, including community development, in the communities in which the Company and its affiliates operate in accordance with the provisions of the Foundation's Certificate of Incorporation; and

      2. Consistent with the Company's intent to form a long-term bond between the Company and the community, the amount of Common Stock that may be sold by the Foundation in any one year shall not exceed 5% of the market value of the assets held by the Foundation, except that this restriction shall not prohibit the board of directors of the Foundation from selling a greater amount of Common Stock in any one year if the board of directors of the Foundation determines that the failure to sell a greater amount of the Common Stock held by the Foundation would: (a) result in a long-term reduction of the value of the Foundation's assets relative to their then current value that would jeopardize the Foundation's capacity to carry out its charitable purposes; or (b) otherwise jeopardize the Foundation's tax-exempt status or cause it to be subject to a federal excise tax.

      3. The Common Stock contributed to the Foundation by the Company shall, for so long as such shares are held by the Foundation, be considered by the Company to be voted in the same ratio as all other shares of Common Stock of the Company which are voted on each and every proposal considered by stockholders of the Company, provided, however, that if this Condition No. 3 is waived by the Office of Thrift Supervision pursuant to Office of Thrift Supervision Order No. ______, dated _____________, 1998 (a copy of which is attached hereto), then this Condition No. 3 shall become void and of no effect.


      4. For a period of five years from the date of the organization of the
Foundation: (i) one board seat shall be reserved for an individual who is not an officer and/or director of Security of Pennsylvania Financial Corp. or Security Savings Association of Hazleton and who is a civic or community leader with Hazleton, Pennsylvania or its neighboring communities and is not an associate of any officer or director of Security of Pennsylvania Financial Corp. or its affliates or subsidiaries ("Community Member") and (ii) one board seat shall be reserved for an individual who is also a member of the board of directors of Security Savings Association of Hazleton.


Dated: ___________, 1998                  SECURITY OF PENNSYLVANIA
                                          FINANCIAL CORP.


                                          By:
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